Atlas Copco Three months ended September 30, 2003



Revenues decreased by 2% to MSEK 11,598. The operating margin was 12.7% (11.8). Earnings per share increased to SEK 4.25, compared to SEK 3.69 the preceding year.

Atlas Copco

Income Statement

MSEK	3 months ended Sept. 30 2003	2002[1]	2002[2]	9 months ended Sept. 30 2003	2002[1]	2002[2]	12 months ended Sept. 30 2003	2002[1]
Revenues	11,598	11,873	11,873	33,146	35,613	35,613	45,095	48,730
Operating expenses	–10,129	–10,468	–10,468	–29,299	–31,738	–31,738	–39,862	–43,507
Goodwill impairment charge			–6,950			–6,950		
Operating profit	1,469	1,405	–5,545	3,847	3,875	–3,075	5,233	5,223
—as a percentage of revenues	*12.7*	*11.8*		*11.6*	*10.9*		*11.6*	*10.7*
Financial income and expenses	–101	–164	–164	–311	–648	–648	–443	–942
Profit after financial items	1,368	1,241	–5,709	3,536	3,227	–3,723	4,790	4,281
—as a percentage of revenues	*11.8*	*10.5*		*10.7*	*9.1*		*10.6*	*8.8*
Taxes	–473	–445	–445	–1,183	–1,138	–1,138	–1,406	–1,483
Minority interest	–4	–22	–22	–16	–54	–54	–21	–59
Net profit	891	774	–6,176	2,337	2,035	–4,915	3,363	2,739
Earnings per share, SEK	4.25	3.69	–29.47	11.15	9.71	–23.45	16.04	13.07
Key ratios								
Equity capital per share, period end, SEK				98	126	95		
Return on capital employed before tax, 12 month values, %				16	12	–3		
Return on equity after tax, 12 month values, %				17	10	–17		
Debt / equity ratio, period end, %				46	60	79		
Rate of equity, period end, %				44	46	39		
Number of employees, period end				25,767	26,002	26,002		

1) Excluding goodwill impairment charge. 2) Reported.

Balance Sheet

MSEK	Sept. 30, 2003	Dec. 31, 2002	Sept. 30, 2002[2]	Sept. 30, 2002[1]
Intangible fixed assets	11,751	12,956	13,614	20,121
Rental equipment	9,966	11,294	12,320	12,320
Other fixed assets	6,036	6,726	6,896	6,896
Inventories	5,692	5,782	6,211	6,211
Receivables	10,263	10,554	10,548	10,548
Cash, bank, and short-term investments	2,813	1,356	1,458	1,458
Total assets	46,521	48,668	51,047	57,554
Equity	20,401	20,194	19,707	26,214
Minority interest	52	160	163	163
Interest-bearing liabilities and provisions	12,255	15,050	17,241	17,241
Non-interest-bearing liabilities and provisions	13,813	13,264	13,936	13,936
Total liabilities and equity	46,521	48,668	51,047	57,554

1) Excluding goodwill impairment charge. 2) Reported.

Changes in Shareholders' Equity

MSEK	Jan.–Sept. 2003	Jan.–Dec. 2002	Jan.–Sept. 2002[2]	Jan.–Sept. 2002[1]
Opening balance	20,194	27,568	27,568	27,568
Dividend to shareholders	–1,205	–1,153	–1,153	–1,153
Hedge for stock option plan	138	–138		
Translation differences for the period	–1,063	–2,194	–1,793	–2,236
Net profit for the period	2,337	–3,889	–4,915	2,035
Closing balance	20,401	20,194	19,707	26,214

1) Excluding goodwill impairment charge. 2) Reported.

Financial targets The overall objective for the Atlas Copco Group is to achieve a return on capital employed that will always exceed the Group's total cost of capital. The targets for the next business cycle are:

- to have an average annual revenue growth of 8%,
- to have an average operating margin of 15%, and
- to challenge continuously the operating capital efficiency in terms of stock, receivables, and rental fleet utilization.

This will lead to that shareholder value is created and continuously increased. The strategy used for reaching these objectives will follow the Group's proven development process for all operational units in the Group: stability first, then profitability, and finally growth.

Forward-looking statements Some statements in this report are forward-looking, and the actual outcomes could be materially different. In addition to the factors explicitly discussed, other factors could have a material effect on the actual outcomes. Such factors include, but are not limited to, general business conditions, fluctuations in exchange rates and interest rates, political developments, the impact of competing products and their pricing, product development, commercialization and technological difficulties, interruptions in supply, and major customer credit losses.

Volumes and profit up

Interim report at September 30, 2003 (unaudited). Note: All comparative figures are for the third quarter of 2002, unless otherwise stated.

- Order volumes up 5%, but 9% negative currency translation effect.
- Revenues was MSEK 11,598, up 5% in volume.
- Profit after financial items increased to MSEK 1,368 (1,241 in Q3 2002, before goodwill impairment charge of MSEK 6,950).
- Net profit increased to MSEK 891, equal to earnings per share of SEK 4.25 (3.69).
- Operating profit margin increased to 12.7% (11.8).
- Operating cash flow totaled MSEK 1,702 (1,645), 15% of revenues.

Revenues


MSEK
55,000
44,000
33,000
22,000
11,000
0
I II III IV I II III IV I II III IV
01 02 03

12-month figures
3-month figures

Profit Margin, 12-month figures


%
15
12
9
6
3
0
I II III IV I II III IV I II III IV
01 02 03

Operating profit[1]
Profit after financial items[1]
1) Excluding goodwill impairment charge in third quarter 2002.

Near-term demand outlook The overall demand for the Group's products and services, seasonally adjusted, is expected to improve slightly.

The demand for industrial equipment is expected to continue to increase gradually in most geographical markets, and the demand from the mining industry is foreseen to remain favorable. Construction activity is expected to stay at a relatively low level in the biggest markets, the United States and the European Union.

	July–September				January–September			
MSEK	2003	2002[1]	%	2002[2]	2003	2002[1]	%	2002[2]
Orders received	11,607	11,833	–2	11,833	34,008	36,532	–7	36,532
Revenues	11,598	11,873	–2	11,873	33,146	35,613	–7	35,613
Operating profit	1,469	1,405	+5	–5,545	3,847	3,875	–1	–3,075
—as a percentage of revenues	*12.7*	*11.8*			*11.6*	*10.9*		
Profit after financial items	1,368	1,241	+10	–5,709	3,536	3,227	+10	–3,723
—as a percentage of revenues	*11.8*	*10.5*			*10.7*	*9.1*		
Net profit	891	774	+15	–6,176	2,337	2,035	+15	–4,915
Earnings per share, SEK	4.25	3.69	+15	–29.47	11.15	9.71	+15	–23.45
Items affecting comparability								
Goodwill impairment charge				*–6,950*				*–6,950*
Restructuring charges	*–12*				*–39*	*–48*		*–48*
Lower goodwill amortization	*+43*				*+131*			
Total	+31			–6,950	+92	–48		–6,998
Equity capital per share, SEK	98	126		95				
Return on capital employed (12-month value), %	16	12		–3				

1) Excluding goodwill impairment charge.
2) Reported.

Summary of nine-month results—Atlas Copco Group

In order to enhance comparability, results are compared to the previous year excluding the goodwill impairment charge of MSEK 6,950 made in Q3 2002.

Orders received by the Atlas Copco Group in the first nine months of 2003 decreased 7% to MSEK 34,008 (36,532), primarily reflecting a negative currency translation effect of 10%. Volume for comparable units increased 1%, price increases added 1% and structural changes 1%. Revenues also declined 7%, to MSEK 33,146 (35,613), corresponding to a 1% increase in volume.

The Group's operating profit amounted to MSEK 3,847 (3,875), corresponding to a margin of 11.6% (10.9). The negative impact of changes in exchange rates compared with the previous year was approximately MSEK 870, affecting the margin negatively by more than 1 percentage point. Profit after financial items amounted to MSEK 3,536 (3,227), corresponding to a margin of 10.7% (9.1). The negative currency impact on profit after financial items was approximately MSEK 775.

Net profit totaled MSEK 2,337 (2,035) or SEK 11.15 (9.71) per share.

Operating cash flow before acquisitions and dividends increased to MSEK 4,317 (4,197).

Review of third quarter—Atlas Copco Group

Market development

The demand for the Group's products and services in *North America* did not show any major change compared to the most recent quarters. Seasonally adjusted, the construction market activity picked up slightly in the quarter, as residential building regained some momentum. However, the non-residential building, the most important segment for the equipment rental business, remained at the recent low levels, affecting also orders for light construction equipment and tools. Capacity utilization in the U.S. manufacturing sector remained low and no significant change in demand for investment related equipment was noted. Demand from the mining industry in the region was somewhat weaker than in the most recent quarters.

In *South America*, the overall demand continued to improve, primarily the consequence of a sustained positive development for mining applications, but also reflecting a positive trend in demand from some industrial segments in Brazil.

The demand in *Europe* was slightly better, but still mixed in the quarter. Eastern Europe, Russia in particular, continued to experience strong growth in demand, and also some important markets in Western Europe, notably France and Spain, recorded a positive development. Italy and the Nordic countries were relatively weak. In the European Union, the demand from the construction industry remained on a low level. In spite of this, some improvement in orders for portable compressors and generators was noted. Demand from the manufacturing and process industries in Europe developed positively, with healthy growth for industrial compressors and tools. The aftermarket business continued to increase.

In the *Africa/Middle East* region, the positive development in demand from the mining industry in Africa continued and the demand from other customer segments in Northern Africa and the Middle East also improved somewhat.

The positive demand development in *Asia/Australia* was emphasized further in the quarter. Growth in China was very strong in all business areas and most other markets in the region recorded favorable demand trends.

Return and cost of capital, 12-month figures


%
20
16
12
8
4
0
I II III IV I II III IV I II III IV
01 02 03

Return on capital employed[1] (ROCE)
Return on equity[1]
Weighted average cost of capital (WACC), pretax

Earnings per share


SEK
20
16
12
8
4
0
I II III IV I II III IV I II III IV
01 02 03

12-month figures[1]
3-month figures[1]

1) Excluding goodwill impairment charge in third quarter 2002.

Orders and revenues

MSEK	July–September Orders received	July–September Revenues
2002	11,833	11,873
Structural change, %	1	1
Currency, %	–9	–9
Price, %	1	1
Volume, %	5	5
Total, %	–2	–2
2003	11,607	11,598

Geographic distribution of orders received last 12 months, %

	September, 2003	December, 2002
North America	43	48
Europe	35	32
Asia/Australia	13	12
Africa/Middle East	6	5
South America	3	3
	100	100

Earnings and profitability

In order to enhance comparability, results are compared to the previous year excluding the goodwill impairment charge of MSEK 6,950 in Q3 2002.

Operating profit increased to MSEK 1,469 (1,405), corresponding to an operating margin of 12.7% (11.8). Unfavorable changes in exchange rates, compared to previous year, affected the operating profit negatively by about MSEK 320, or 1.5 percentage points on the margin. Higher revenue volumes, a favorable sales mix, efficiency improvements, and price increases managed to more than offset the negative currency effect. The operating profit included a MSEK 43 positive effect from lower amortization expense as a result of the goodwill impairment charge in Q3 2002, and a MSEK 12 restructuring charge within Construction and Mining Technique.

Net financial items amounted to MSEK –101 (–164), of which net interest items accounted for MSEK –102 (–166). Interest expense continued to decline year-on-year, primarily a result of the strong cash flow in the last 12 month period and the weaker USD.

Profit after financial items improved 10%, to MSEK 1,368 (1,241), and a margin of 11.8% (10.5). Net foreign exchange effects were about MSEK –300.

Net profit totaled MSEK 891 (774), or SEK 4.25 (3.69) per share.

The return on capital employed during the 12 months to September 30, 2003 was 16% (12), and the return on shareholders' equity 17% (10). The Group's weighted average cost of capital (WACC) is calculated at 7.8%, corresponding to a pretax cost of capital of approximately 12%.

Cash flow and net indebtedness

The operating cash surplus after tax reached MSEK 1,991 (1,887),

corresponding to 17% (16) of Group revenues. Working capital decreased by MSEK 501 (increase of 73), as accounts payables increased with rental fleet investments.

Net investment in tangible fixed assets, including sales of used equipment, was MSEK 698 (75).

Operating cash flow before acquisitions and dividends equaled MSEK 1,702 (1,645).

Summary cash flow statement

	July–Sept.		Jan.–Sept.	
MSEK	2003	2002	2003	2002
Operating cash surplus after tax	1,991	1,887	5,080	5,045
of which depreciation added back	*855*	*986*	*2,515*	*3,055*
Change in working capital	501	–73	1,091	576
Cash flow from operations	2,492	1,814	6,171	5,621
Investments in tangible fixed assets	–1,150	–485	–2,807	–2,541
Sale of tangible fixed assets	452	410	1,178	1,358
Other investments, net	–92	–94	–225	–241
Company acquisitions/divestments	–49	–9	–682	–710
Cash flow from investments	–839	–178	–2,536	–2,134
Dividends paid	–1	0	–1,219	–1,163
Net cash flow	1,652	1,636	2,416	2,324
Change in interest-bearing liabilities	–223	–1,474	–855	–2,097
Cash flow after financing	1,429	162	1,561	227
Liquid funds at beginning of period	1,434	1,300	1,356	1,343
Translation difference	–50	–4	–104	–112
Liquid funds at end of period	2,813	1,458	2,813	1,458

The Group's net indebtedness (defined as the difference between interest-bearing liabilities and liquid assets) amounted to MSEK 9,442 (15,783), of which MSEK 1,771 (1,829) was attributable to pension provisions. The debt/equity ratio (defined as net indebtedness divided by shareholders' equity) was reduced to 46% (79).

Investments, depreciation and amortization

Gross investments in property and machinery totaled MSEK 197 (191). Gross investments in rental equipment amounted to MSEK 953 (294). Depreciation on these two asset groups was MSEK 203 (223) and MSEK 513 (581), respectively, while amortization of intangible assets equaled MSEK 139 (182).

Asbestos cases in the United States

As of September 30, 2003, Atlas Copco has a total number of 182 asbestos cases filed with a total of 25,982 individual claimants. It is important to note that none of these cases identifies a specific Atlas Copco product. In each case there are several defendants, on average 157 companies per case. During the third quarter 2003, 1 case was dismissed, as the court found no evidence of an Atlas Copco product being involved. The Group has not deemed it necessary to book any provisions related to these pending cases.

People

At September 30, 2003, the number of employees was 25,767 (26,002). For comparable units, the number of employees decreased by 634 from September 30, 2002.

Employee benefits (Published July 17, 2003)

As of January 1, 2004 the Group will implement the new Swedish accounting standard RR29 "Employee benefits", which is based on the International Accounting Standard IAS19. The one-time-effect of this change will be charged directly to shareholders' equity in accordance with RR5 "Accounting for changes in accounting principles", and has no cash flow or income statement effect. The one-time effect on equity has been preliminarily estimated to MSEK 700. The preliminary amount is calculated on the situation as per December 31, 2002. The amount to be booked on January 1, 2004 will of course be affected by changes during 2003 in key parameters, e.g. interest rates and valuations of pension funds.

This is purely an accounting change and the Group's obligations related to pension benefits and other employee benefits will consequently not be affected by the change.

Equity and distribution of shares

At December 31, 2002, a provision of MSEK 138 was booked against shareholders' equity, as the Atlas Copco share price at that time was lower than the exercise prices of the Atlas Copco employee option plan contracts. As of September 30, 2003, due to the favorable share price development during 2003, the provision has been reversed in full.

Share capital equaled MSEK 1,048 (1,048) at the end of the period, distributed as follows.

Class of share	Shares outstanding
A shares	139,899,016
B shares	69,703,168
Total	209,602,184

Compressor Technique business area

The Compressor Technique business area consists of five divisions in the following product areas: industrial compressors, portable compressors, generators, and gas and process compressors.

	July–September			January–September		
MSEK	2003	2002	%	2003	2002	%
Orders received	4,292	3,863	+11	12,445	12,405	0
Revenues	4,122	3,963	+4	11,815	11,787	0
Operating profit	766	768	0	2,182	2,196	–1
—as a percentage of revenues	*18.6*	*19.4*		*18.5*	*18.6*	
Return on capital employed, % (12-month values)	68	66				

- Strong increase in order volumes, up 15% over previous year.
- All regions contributed to growth.
- Operating profit margin remained high, in spite of negative currency impact.

Orders received increased 11%, to MSEK 4,292 (3,863), corresponding to an increase in volume of 15%. The negative translation effect into SEK was approximately 7%, while acquisitions and a small average price increase added 3%. Revenues increased 4%, to MSEK 4,122 (3,963), corresponding to a volume increase of 8%.

Order volume for industrial air compressors improved further in the quarter, primarily driven by larger oil-free compressors. Also small and medium-sized oil-injected machines recorded healthy growth. The increase was particularly pronounced across Asia, with China posting another record quarter, and in Europe, where most countries performed well, the noticeable exception being Italy where demand was weak. In North America, orders for industrial compressors were in line with previous year while the aftermarket business grew steadily. Globally, the industrial aftermarket business continued to grow in all regions, although, in this quarter, at a lower pace than equipment sales.

Gas and process compressor orders improved, primarily thanks to substantial orders in Asia and North America.

Orders for portable compressors and generators, primarily serving construction-related customers through rental companies and distributors, recovered strongly in the quarter after a period of weakness. Large bulk orders in the United States, Asia and the Middle East, both for compressors and generators, contributed a big part of the increase, but better order intake was also recorded in many European markets. The specialty rental business, as well as the aftermarket for portable compressors and generators, continued to develop positively.

Compressor Technique, Operating profit


MSEK
3,500
2,800
2,100
1,400
700
0
I II III IV I II III IV I II III IV
01 02 03
12-month figures
3-month figures

Rental Service, Operating profit


MSEK
2,000
1,600
1,200
800
400
0
I II III IV I II III IV I II III IV
01 02 03
12-month figures[1]
3-month figures[1]

1) Excluding goodwill impairment charge in third quarter 2002.

Industrial Technique, Operating profit


MSEK
1,500
1,200
900
600
300
0
I II III IV I II III IV I II III IV
01 02 03
12-month figures
3-month figures

Construction and Mining Technique, Operating profit


MSEK
1,000
800
600
400
200
0
I II III IV I II III IV I II III IV
01 02 03
12-month figures
3-month figures

During the quarter, the Spanish company Puska Pneumatic S.A. was acquired. Puska has annual revenues of about MSEK 100 and 25 employees.

Operating profit amounted to MSEK 766 (768), corresponding to an operating margin of 18.6% (19.4). The margin was heavily affected by negative currency effects, more than 2 percentage points, but this was to a large extent compensated for by higher revenue volume, price and efficiency measures. The return on capital employed (past 12 months) remained at a very high level, 68% (66).

Rental Service business area

The Rental Service business area consists of one division in the equipment rental industry in North America, providing services to construction and industrial markets.

In order to enhance comparability, results are compared to the previous year excluding the goodwill impairment charge of MSEK 6,950 in Q3 2002.

	July–September				January–September			
MSEK	2003	2002[1]	%	2002[2]	2003	2002[1]	%	2002[2]
Revenues	2,793	3,191	–12	3,191	7,895	9,945	–21	9,945
Goodwill impairment charge				–6,950				–6,950
Operating profit	286	217	+32	–6,733	602	507	+19	–6,443
—as a percentage of revenues	*10.2*	*6.8*			*7.6*	*5.1*		
Return on capital employed, % (12-month values)	4	2						

1) Excluding goodwill impairment charge. 2) Reported.

- Rental revenue up 2% in USD, despite weak end-markets.
- Operating margin above 10%, supported by improved rental rates and high fleet utilization.
- Continued strong cash flow.

Non-residential building was about 2% below the same quarter previous year and remained relatively flat compared to the most recent quarters, seasonally adjusted. Activity in the industrial segment remained largely unchanged at a low level.

Total revenues decreased 12%, to MSEK 2,793 (3,191), primarily due to a negative currency translation effect of 14%. Rental revenues, accounting for 76% of total revenues, increased 2% in USD, consisting of an increase in rental rates of 3% and a decline in volume of 1%. The slight drop in volume reflected the lower number of stores, 491 (520) at the end of the period, while the same store rental volume increased a couple of percent. Sales of merchandise, spare parts, and new equipment, representing 13% of total revenues, were down 21% in USD with the bulk of the drop coming from lower sales of new equipment. Sales of used equipment increased 48% in USD.

Operating profit increased to MSEK 286 (217), corresponding to a margin of 10.2% (6.8). The improvement in margin continued as a result of successful management of rental rates and efficiency improvements in the operating structure. Similar to the most recent quarters, this period included actions related to fleet structure, store composition, headcount and other costs, all aiming at securing a sustainable profitability improvement in the future. Operating costs were negatively affected by substantial increases for benefits and insurance. Lower goodwill amortization had a positive effect on operating profit of MSEK 43 compared to previous year. Profit margin before non-cash items such as depreciation and amortization (EBITDA) improved to 29% (28). Return on capital employed (last 12 months) was 4% (2).

Rental fleet at original cost was 3% lower than previous year and the average age was about 3.6 years. Fleet utilization improved, both sequentially and year-on-year. Replacement investments in the fleet continued with the objective to keep the fleet well balanced and in good condition. The operating cash flow increased further as a result of successful asset management and increased payables to suppliers.

Total number of employees was 5,281 (5,976), down by 695 compared to previous year.

Industrial Technique business area

The Industrial Technique business area consists of four divisions in the following product areas: professional electric tools, industrial power tools and assembly systems.

	July–September			January–September		
MSEK	2003	2002	%	2003	2002	%
Orders received	2,650	2,925	–9	7,867	8,727	–10
Revenues	2,690	2,928	–8	7,743	8,578	–10
Operating profit	268	295	–9	714	731[1]	–2
—as a percentage of revenues	*10.0*	*10.1*		*9.2*	*8.5[1]*	
Return on capital employed, % (12-month values)	15	12				

1) Including restructuring costs of MSEK 48.

- Sustained growth in industrial tools orders.
- Weak construction markets affected sales of professional electric tools.
- Efficiency improvements mitigated the negative profit impact of USD depreciation.

Order intake decreased 9%, to MSEK 2,650 (2,925), corresponding to a 4% decrease in volume. The negative translation effect was 9%, while acquisitions and prices added 2% and 1% respectively. Revenues were MSEK 2,690 (2,928), corresponding to a 2% lower volume.

The positive order development for industrial tools and their aftermarket continued in all regions except for North America. In Europe, which represents more than half of total sales in this segment, an increasing trend was noted for tools to the general industry. Orders to the motor vehicle industry remained at a relatively good level. In North America, orders in the quarter were below previous year, both for motor vehicle industry and general industry. Most countries in the rest of the world recorded healthy increases in order intake, particularly China and South Africa.

Orders for professional electric tools for construction and installation work continued to suffer from low market demand in all major regions. Volumes were down, both in North America and in Europe, which together represent more than 90% of total sales. The loss of tool volume was particularly noticeable in the home improvement center channels. In Europe, the aftermarket business was slightly positive for comparable units and further enhanced by DreBo, the recently acquired accessories company in Germany.

The manufacturing restructuring projects in North America and in Europe, continued according to plan, with some parts already contributing to the recent margin improvements. The projects will be concluded by the end of the year.

Operating profit was MSEK 268 (295), corresponding to a margin of 10.0% (10.1). The unfavorable development of the USD had a negative effect of about 1 percentage point on the operating margin. This was, however, offset by product cost reductions and a favorable sales mix. Return on capital employed (past 12 months) improved to 15% (12).

Construction and Mining Technique business area

The Construction and Mining Technique business area consists of five divisions in the following product areas: drilling rigs, rock drilling tools, exploration equipment, construction tools, and loading equipment.

	July–September			January–September		
MSEK	2003	2002	%	2003	2002	%
Orders received	1,956	1,914	+2	6,013	5,748	+5
Revenues	2,075	1,864	+11	5,889	5,600	+5
Operating profit	198[1]	179	+11	500[2]	568	−12
—as a percentage of revenues	*9.5[1]*	*9.6*		*8.5[2]*	*10.1*	
Return on capital employed, % (12-month values)	17[1]	22				

1) MSEK 210, 10.1% and 19% respectively, excluding restructuring costs.
2) MSEK 539 and 9.2% respectively, excluding restructuring costs.

- Continued strong demand from the mining industry.
- Operating margins rebound, in spite of negative currency effects.
- Acquisition of rock drills company in China.

Orders received increased 2% to MSEK 1,956 (1,914), corresponding to an increase in volumes of 8%. There was a negative translation effect of 6% while price increases added 1%. Revenues increased significantly to MSEK 2,075 (1,864), up 11% or 18% in volume, as some large orders were invoiced in the quarter.

Orders from the mining industry continued to develop favorably. The increased mechanization supported this development, as mines invested in underground drill rigs and loading and transportation equipment. Orders for exploration drill rigs to underground mines also increased, after a period of weak demand, as metal prices improved. The mining aftermarket business, including consumables, continued to grow. Geographically, orders from the mining industry showed the best development in South America and South Africa.

Orders from the construction industry for crawler rigs for surface applications, such as building-stone production in quarries and rock excavation for road and railroad projects, continued to increase. Demand for underground drilling rigs for tunneling projects was, however, less favorable than in the most recent quarters as some major projects were delayed. The order trend for light construction equipment, primarily breakers and drills, which has been negative for a while, stabilized.

In September, the acquisition of the trademarks, design, and sales channels from the Chinese Shenyang Rock Drilling Machinery Co. Ltd., was announced. The acquired business has annual sales of approximately MSEK 100 and employs some 220 people. The acquisition is subject to local regulatory approval.

Operating profit was MSEK 198 (179), including restructuring charges of MSEK 12. Excluding restructuring, the margin improved to 10.1% (9.6). The positive effects of a high invoicing volume and price increases managed to offset the sharply negative impact from the weaker USD. The negative currency impact corresponded to about 3 percentage points on the margin. Return on capital employed (past 12 months) was 17% (22), and 19% excluding restructuring costs.

Previous near-term demand outlook

(Published July 17, 2003)

The overall demand for the Group's products and services is expected to be unchanged or improve slightly.

The construction business is expected to remain weak in most regions while the outlook for demand from industrial sectors is slightly positive. Demand from the mining industry is foreseen to be favorable and Asia is expected to continue its positive development.

Accounting principles

The interim report has been prepared using the same accounting principles as disclosed in the Annual Report 2002 and in accordance with the new accounting recommendations that were implemented January 1, 2003. The new recommendations did not change the Group's reporting.

Stockholm, October 23, 2003



Gunnar Brock
President and Chief Executive Officer

Acquisitions and divestments 2002–2003

Date	Acquisitions	Divestments	Business area	Sales* MSEK	No. of employees*
2003 Oct. 1	South African Professional Diamond Drilling Equipment + Mining Drilling Services		Construction and Mining Technique	90	60
2003 Aug. 8	Puska Pneumatic		Compressor Technique	100	25
2003 April 4	DreBo		Industrial Technique	230	160
2002 Aug. 22		Revathi	Industrial Technique	100	114
2002 June 3	Krupp Berco Bautechnik		Construction and Mining Technique	600	420
2002 April 18	Liutech		Compressor Technique	100	190
2002 April 17	MAI-Ankertechnik		Construction and Mining Technique	70	15

*) Annual revenues and number of employees at time of acquisition/divestment.

Revenues by business area

	July–September			January–September		
MSEK	2001	2002	2003	2001	2002	2003
Compressor Technique	4,324	3,963	4,122	12,441	11,787	11,815
Rental Service	4,094	3,191	2,793	11,693	9,945	7,895
Industrial Technique	3,002	2,928	2,690	8,894	8,578	7,743
Construction and Mining Technique	1,766	1,864	2,075	5,422	5,600	5,889
Eliminations	–145	–73	–82	–428	–297	–196
Atlas Copco Group	13,041	11,873	11,598	38,022	35,613	33,146

	2002				2003		
MSEK (by quarter)	1	2	3	4	1	2	3
Compressor Technique	3,785	4,039	3,963	4,206	3,721	3,972	4,122
Rental Service	3,397	3,357	3,191	2,884	2,495	2,607	2,793
Industrial Technique	2,823	2,827	2,928	2,903	2,422	2,631	2,690
Construction and Mining Technique	1,784	1,952	1,864	2,018	1,811	2,003	2,075
Eliminations	–154	–70	–73	–62	–49	–65	–82
Atlas Copco Group	11,635	12,105	11,873	11,949	10,400	11,148	11,598

Operating Profit by business area

	July–September			January–September		
MSEK	2001	2002[1]	2003	2001	2002[1]	2003
Compressor Technique	829	768	766	2,398	2,196	2,182
Rental Service	378	217	286	1,136	507	602
Industrial Technique	305	295	268	885	731	714
Construction and Mining Technique	178	179	198	545	568	500
Corporate items	–63	–54	–49	–182	–127	–151
Operating profit	1,627	1,405	1,469	4,782	3,875	3,847
—as a percentage of revenues	*12.5*	*11.8*	*12.7*	*12.6*	*10.9*	*11.6*
Financial income and expenses	–340	–164	–101	–1,136	–648	–311
Profit after financial items	1,287	1,241	1,368	3,646	3,227	3,536
—as a percentage of revenues	*9.9*	*10.5*	*11.8*	*9.6*	*9.1*	*10.7*

1) Excluding goodwill impairment charge.

	2002				2003		
MSEK (by quarter)	1	2	3[1]	4	1	2	3
Compressor Technique	657	771	768	809	681	735	766
Rental Service	121	169	217	179	104	212	286
Industrial Technique	248	188	295	319	184	262	268
Construction and Mining Technique	186	203	179	112	151	151	198
Corporate items	–46	–27	–54	–33	–48	–54	–49
Operating profit	1,166	1,304	1,405	1,386	1,072	1,306	1,469
—as a percentage of revenues	*10.0*	*10.8*	*11.8*	*11.6*	*10.3*	*11.7*	*12.7*
Financial income and expenses	–254	–230	–164	–132	–116	–94	–101
Profit after financial items	912	1,074	1,241	1,254	956	1,212	1,368
—as a percentage of revenues	*7.8*	*8.9*	*10.5*	*10.5*	*9.2*	*10.9*	*11.8*

1) Excluding goodwill impairment charge.

Atlas Copco

Atlas Copco AB
SE-105 23 Stockholm, Sweden
Phone: +46 8 743 8000
Corp.id.no: 556014-2720
www.atlascopco-group.com